Mail Stop 6010

January 13, 2006


Mr. Ron Cohen
Chief Executive Officer
Acorda Therapeutics, Inc.
15 Skyline Drive
Hawthorne, NY 10532

Re:	Acorda Therapeutics, Inc.
		Amendment No. 2 to Registration Statement on Form S-1
		Filed January 5, 2006
		File No. 333-128827

Dear Mr. Cohen:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Critical Accounting Policies and Estimates, page 55

1. Please expand your revised disclosure in response to comment 2 as follows:

* Describe your basis for recording the monthly estimates of prescription sales given the 45-day time lag for receiving the actual data from NDC Health;
* Define what is meant by the terms "ex-wholesaler" and "ex-factory;"
* Provide further detail regarding how you compare the ex-wholesaler data on sales-trends to any internal data that you maintain; that is, whether you perform your own analysis of wholesaler out-movement and utilize it in your revenue estimates; and
* Clarify whether your comparison of ex-factory shipments to prescription reports is an analysis of your actual product shipments in relation to end-user consumption information and define how often you perform such analyses.

Management - page 92

Summary Compensation Table - page 98

2. We note the revisions you made to the compensation disclosure, including the deletion of the 2004 compensation. Please return this information to the document. It is information that was required to be disclosed at the time of the original filing of the registration statement. The 2005 compensation disclosure should be added to the
2004 disclosure.

Report of Independent Registered Public Accounting Firm, page F-2

3. We acknowledge your response to comment 6, as well as the language that precedes your independent accountant`s report. Please confirm for us that the 1 for 1.3 reverse stock split will become effective prior to the closing of your initial public offering. Additionally, please then amend your registration statement to include a final, dual-dated report from your independent accountants, inclusive of an updated consent report, and remove all references and disclosures in the document that reflect that you have yet to finalize the reverse stock split.

Notes to Consolidated Financial Statements

(2) Summary of Significant Accounting Policies, page F-16

4. In accordance with previous comment 4, please tell us where you recorded the offsetting amounts to deferred revenue as of September
30, 2005 and December 31, 2004 related to the $2.5 million and
$3.6
million of product, respectively, that you disclosed has a "high likelihood of return." Specifically, please address the amounts for each of those periods that you did not record as cost of sales. Additionally, please tell us how your accounting for these amounts complies with SFAS No. 48.

(14) Product Returns, page F-43

5. Your disclosure states that you recorded the $4.1 million charge related to product sold by Elan to cost of sales. Please revise as necessary.

(15) Zanaflex Asset Purchase Agreement, page F-44

6. We acknowledge your response to comment 11, and note the correspondence submitted to you by Todd E. Hardiman, Associate Chief
Accountant of the Division`s Office of the Chief Accountant, dated December 16, 2005. Pursuant to the guidance provided by Mr. Hardiman and in order to satisfy the requirements of Rule 3-05 of Regulation
S-X, please provide audited statements of revenue and direct expenses related to the Zanaflex product line for the year ended December 31,
2003 and the period from January 1, 2004 through the acquisition date of July 1, 2004. Additionally, please provide the pro forma financial statement information required by Rule 11-01 of Regulation S-X for the applicable periods per Regulation S-X 210.11-02(c).

(17) Subsequent Events (unaudited), page F-45

7. Please provide us your analysis of your accounting treatment for the Paul Royalty Fund (PRF) transaction, citing the authoritative accounting literature that supports your treatment. In so doing, please address your consideration of the future obligation to PRF, as well as the impact that the put/call options may have on your accounting for the transaction. Additionally, please explain the business purpose of the PRF transaction in light of the IPO, as well as the impact of the possible IPO on the accounting for the PRF transaction.

*	*	*	*	*
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Amy Bruckner, Staff Accountant, at (202)
551-
3657 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-
3614
if you have questions regarding comments on the financial statements and related matters. Please contact Mary Fraser, Senior Staff Attorney, at (202) 551-3609, or Suzanne Hayes, Legal Branch Chief, at
(202) 551-3675 with any other questions.

      Sincerely,


      Jeffrey P. Riedler
								Assistant Director


cc:	Ellen B. Corenswet, Esq.
Covington & Burling
1330 Avenue of the Americas
New York, NY 10019

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Mr. Ron Cohen
Acorda Therapeutics, Inc.
January 13, 2006
Page 1